

ScanSoft®

2001 Annual Report

ScanSoft®
Productivity Without Boundaries™



Financial Highlights (DOLLARS IN THOUSANDS)

STATEMENTS OF OPERATIONS DATA:		2001		2000
Revenues	$	63,855	$	49,055
Cost of revenues		12,849		12,692
Operating income*		10,589		(6,809)
Net income*	$	10,643	$	(7,563)
BALANCE SHEET DATA:				
Cash, cash equivalents	$	14,324	$	2,633
Working capital (deficit)	$	9,318	$	(6,484)
Total stockholders' equity	$	114,534	$	87,461
COMMON SHARE DATA:				
Net income (loss) per share (diluted)*	$	0.19	$	(0.18)
Book value per share (year-end)	$	2.30	$	2.08
Market price per share (year-end)	$	4.30	$	0.47
Weighted average common shares outstanding (thousands)		49,693		42,107

* Before amortization of acquisition-related intangibles and, in 2000, the effect of a restructuring charge


DPW to Dispense...



To Our Shareholders:

By nearly every measure, 2001 was the best year in the history of ScanSoft. At a time when forces in the economy and factors in our industry argued against success, the company built, quarter-by-quarter, a cadence of tangible achievements and record-breaking results. We capped the year by acquiring speech and language technology assets from Lernout & Hauspie (L&H), considered by many to be the best speech automation products in the industry.

We recently introduced Productivity Without Boundaries℠ as the central branding promise for the company and each of its business lines. Successful brands define the essence of a company and, in fact, become a value proposition for the company's products. ScanSoft's promise is about more than the timing of the company's latest product release; it is about being the leader in developing the most advanced software products that extend the reach of information technology to help users overcome barriers to productivity. Whether based on imaging or speech and language technologies, ScanSoft's products enhance the work experience, aid interaction with networks and computers and promote efficient access to information.

ScanSoft's promise is about more than the timing of the company's latest product release; it is about being the leader in developing the most advanced software products that extend the reach of information technology to help users overcome barriers to productivity.

In adopting our new branding, we have sharpened our focus on internal productivity while expanding our mission. ScanSoft increased productivity and improved margins at virtually every level of the organization. Guided by our expanded mission, we aggressively pursued the expansion opportunity into the speech and language technologies market afforded by the L&H acquisition.

2001 in Review



FINANCIAL PERFORMANCE ScanSoft posted 2001 revenue of $63.9 million, an increase of 30 percent over last year, and operating income (before intangibles) of $10.6 million, the highest operating income in the company's history. Our operating cash flow was positive throughout 2001, reaching $4.4 million in the fourth quarter and $10.4 million for the full year. Net income (again before intangibles) was $10.6 million, or $0.19 per share.

ScanSoft's productivity improvements are evidenced by the gross margin increasing to 80 percent of revenues in 2001 from 74 percent in 2000; selling, general and administrative expenses decreasing from 58 percent to 41 percent; and research and development expenses decreasing from 31 percent to 22 percent. The company's improved cash flow performance during the year, combined with two key equity investments in ScanSoft, allowed us to significantly strengthen our balance sheet and afforded the resources to complete the L&H acquisition. We began the year with cash balances of $2.6 million and ended the year with cash balances of $14.3 million. The equity investments in ScanSoft, which were made by the State of Wisconsin Investment Board, already the company's largest institutional shareholder, constituted an important affirmation of ScanSoft's prospects.

In terms of financial performance, 2001 was a year in which ScanSoft exceeded expectations — our own and those of the market. The market's response can be measured by the fact that our stock ended the year listed as one of the top-10 performers on Nasdaq for 2001, according to *The Wall Street Journal.*



While management is pleased with these exceptional results, we are ever mindful that such accomplishments would not have been possible without the superb performance and contributions of our employees. We are proud of the manner in which our employees responded to the challenges they faced.

Our solutions portfolio comprises a variety of digital imaging and speech and language technologies. Digital imaging solutions include optical character recognition (OCR), digital paper management and eForms software. Speech and language offerings include speech recognition applications, text-to-speech (TTS) solutions, and automotive and mobile technologies.

DIGITAL IMAGING Our primary goals in 2001 for our imaging business included the timely launch of new product releases in each of our major product categories, the expansion of domestic and international sales initiatives and leveraging strategic partnerships.

ScanSoft exceeded expectations — our own and those of the market ... our stock ended the year listed as one of the top-10 performers on Nasdaq for 2001.

CUSTOMERS AND PRODUCTS During the year, ScanSoft successfully completed launches of OmniPage® Pro 11, PaperPort® Deluxe 8.0 and OmniForm® Premium 5.0 in both North American and European channels, which contributed significantly to revenue growth. Each of these products has been well received by customers and industry experts and continues to win important awards and garner favorable reviews in media outlets such as *BusinessWeek Online*, *CNET*, *Law Office Computing* and *PC Magazine*.



Financial services, healthcare, government and legal services all remain strong market segments for these solutions. In 2001, we strengthened our base of bellwether customers with the addition of the Internal Revenue Service, Merrill Lynch and the U.S. Department of Agriculture, demonstrating the efficacy of our document capture and conversion solutions in high-volume environments.

STRATEGIC PARTNERSHIPS The strength of our digital imaging technologies enabled us to leverage our extensive base of strategic partners in 2001. During the year, we signed new or expanded OEM and licensing agreements with Autodesk, Canon, FileNET, Hewlett-Packard, Konica, Lexmark and Xerox, among others.

During the year, we signed new or expanded OEM and licensing agreements with Autodesk, Canon, FileNET, Hewlett-Packard, Konica, Lexmark and Xerox, among others.

Our technology received further market validation in 2001 when Microsoft teamed with ScanSoft to supply OCR technology for the U.S. and Asia-Pacific versions of Office XP. We also launched several initiatives that are focused on increasing the value of our products for enterprise customers. For example, we formed a relationship with Oracle that extends PaperPort Deluxe to help businesses move paper documents into Oracle 9*i*FS and manage all of their digital documents from a single application.

OPERATIONS During 2001, we completed initiatives designed to reduce our operating cost structure and improve ongoing performance in three key areas of our business. First, we continued to reap benefits from the expansion of ScanSoft's research and development facilities in Budapest, Hungary, reducing development costs without sacrificing the quality for which ScanSoft products are known. Second, we strengthened our worldwide supply chain through a partnership with a single vendor that provides manufacturing and fulfillment services for our portfolio of digital imaging solutions. Third, we streamlined our sales and marketing process by increasing the number of quota-bearing sales representatives and improving the effectiveness of our marketing programs. Overall, we spent less to achieve higher revenues.



L&H ACQUISITION On December 12, 2001, ScanSoft completed the acquisition of speech and language technology assets from L&H. With this transaction, ScanSoft added the industry's premier speech-based technology and intellectual property assets to its portfolio of productivity enhancing solutions. The acquisition expanded ScanSoft's value as a supplier of productivity solutions for key vertical markets, including medical, legal, corporate and government, and offered penetration into new addressable markets such as automotive and telecommunications.

With our Dragon NaturallySpeaking® family of products, ScanSoft is now the leading provider of speech-enabled document creation and dictation solutions. Our RealSpeak™ technology is the most widely accepted TTS engine in the world. Our new AudioMining™ technology enables users to index, catalog and search information contained in digital multimedia files, and the ASR 1600 and TTS 3000 engines provide high-quality automatic voice recognition and text-to-speech capabilities to a wide range of embedded systems for automotive and mobile applications.

2002 Plans



In 2002, we will sustain our focus on Productivity Without Boundaries as we continue to build on key areas of strength, seize market opportunities and achieve operational objectives.

Today, ScanSoft has nearly 10 million registered users distributed across home offices, small/medium businesses and enterprises. Our value proposition affords us particular strength in vertical markets, including legal, medical and government, as well as access to important software channels and OEM licensing opportunities. We plan to expand our sales capacity by adding personnel, strengthening our base of value-added resellers and system integrators, and working with strategic partners to ensure the broadest reach for our solutions.

We have identified the following market opportunities: extending our OCR position to embrace information capture and PDF applications; enhancing our network-enabled scanning capability, especially for digital copiers and multi-function peripherals; strengthening our penetration of the vertical and corporate markets for Dragon NaturallySpeaking dictation; establishing our RealSpeak products as technically superior, multi-language solutions and increasing our share of the text-to-speech market; and increasing our market presence with ASR, automotive, mobile and AudioMining product offerings.

Moving forward, we plan to sustain new product delivery cycles; extend gains in productivity, particularly in our R&D activities and sales procedures through enhanced tools and process development; and further strengthen our balance sheet.

Outlook

Our objectives for 2002 are ambitious and confront the challenges of managing growth and responding to rapid technology changes in an uncertain business and economic environment. We face them armed with a strong portfolio of products and resources, a dedicated, optimistic staff and a reserve of intellectual capital supported by state-of-the-art research facilities and strong financial underpinnings.

We thank you, our shareholders, for your support. We are committed to delivering value to our investors and will continue to conservatively manage our resources, while investing in our exciting future.

Sincerely,

Paul Ricci
Chairman and CEO

Michael K. Tivnan
President and COO

April 30, 2002

Financial Highlights

These graphs illustrate some of the progress ScanSoft achieved in 2001. Revenues were up 30 percent year over year, showing gains in each quarter and culminating in an increase of 35 percent (quarter over quarter) in the fourth quarter. The company's bottom-line performance (before amortization of acquisition-related intangibles) also demonstrated steady improvement, resulting in EPS growth of eight times in the fourth quarter of 2001 versus the fourth quarter of 2000.

QUARTERLY REVENUES 1999-2001
(in millions)


$ 20
$ 15
$ 10
$ 5
$ 0
$ 4.5
$ 7.4
$ 12.8
$ 10.3
$ 14.0
$ 15.1
$ 8.2
$ 13.6
$ 17.1
$ 8.6
$ 14.0
$ 18.9
Q1
Q2
Q3
Q4
'99
'00
'01

INCOME FROM OPERATIONS 2001*
(in millions)


$ 5
$ 4
$ 3
$ 2
$ 1
$ 0
$ .1
$ 2.7
$ 3.1
$ 4.6
Q1
Q2
Q3
Q4

*Excludes amortization of acquisition-related intangibles.

EARNINGS PER SHARE (EPS) 2001*
(cents per share)


$ 0.08
$ 0.06
$ 0.04
$ 0.02
$ 0.00
$.00
$.05
$.06
$.08
Q1
Q2
Q3
Q4

*Excludes amortization of acquisition-related intangibles.

This Annual Report contains forward-looking statements regarding future events and the future financial performance of ScanSoft that involve risks and uncertainties. Actual results may differ materially from those set forth in those statements. Factors that may cause or contribute to this difference include, among others, those risk factors set forth in ScanSoft's SEC filings, including the most recent Form 10-K and quarterly reports on Form 10-Q.

BOARD OF DIRECTORS

Paul Ricci
Chairman of the Board and Chief Executive Officer, ScanSoft, Inc.

Michael K. Tivnan
President and Chief Operating Officer, ScanSoft, Inc.

Hervé Gallaire
Senior Vice President, Xerox Innovation Group & Chief Technology Officer, Xerox Corporation

Mark B. Myers
Retired; currently Senior Fellow in Emerging Technology, The Wharton School, University of Pennsylvania; previously Senior Vice President, Research and Technology, Xerox Corporation

Katharine A. Martin
Partner, Wilson Sonsini Goodrich & Rosati, P.C.

Robert G. Teresi
Retired; previously Chairman, President and Chief Executive Officer, Caere Corporation

Robert J. Frankenberg
Chairman and Founder, Kinzan, Inc.

STOCK EXCHANGE
Nasdaq Symbol: SSFT

TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2997

CORPORATE COUNSEL
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA 02109

SENIOR MANAGEMENT

Paul Ricci
Chairman of the Board and Chief Executive Officer

Michael K. Tivnan
President and Chief Operating Officer

Wayne S. Crandall
Senior Vice President of Sales & Business Development

Jeanne F. McCann
Senior Vice President of Speech R&D

Richard S. Palmer
Senior Vice President and Chief Financial Officer

Akos Reszler
Senior Vice President of Budapest Operations

Bert M. Van Coile
Senior Vice President and Chief Technology Officer

Ben S. Wittner
Senior Vice President of Digital Imaging R&D

Richard E. Broyles
Vice President of Operations

Dawn M. Fournier
Vice President of Human Resources

Gerald C. Kent, Jr.
Vice President, Chief Accounting Officer and Controller

Jo-Anne Sinclair
Vice President and General Counsel

Robert J. Weideman
Vice President of Marketing

FORM 10-K
A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders, without charge, upon request.

DEPARTMENT OF INVESTOR RELATIONS
ScanSoft, Inc.
9 Centennial Drive
Peabody, MA 01960
Tel: 1-978-977-2000
E-mail: investor_relations@scansoft.com

ScanSoft®
Productivity Without Boundaries™

WORLDWIDE HEADQUARTERS

ScanSoft, Inc.
9 Centennial Drive
Peabody, MA 01960
United States

Tel: 1-978-977-2000

INTERNATIONAL HEADQUARTERS

ScanSoft BVBA Belgium
Guldensporenpark 32
9820 Merelbeke
Belgium

Tel: +32-9-239-80-00

www.ScanSoft.com